EXHIBIT 99.1

INDEX TO UNAUDITED PRO FORMA SUMMARY FINANCIAL DATA

Page

Unaudited Pro Forma Condensed Consolidated Statement of Income of Seanergy Maritime Holdings Corp. and subsidiaries for the period Ended December 31, 2010	2
Unaudited Conversion of MCS Consolidated Statement of Income from IFRS to U.S. GAAP for the period from January 1, 2010 to May 20, 2010	4

SEANERGY AND SUBSIDIARIES UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Accounting Treatment

The accompanying unaudited pro forma condensed consolidated statement of income gives pro forma effect to (i) Seanergy's acquisition of a 51% ownership interest in MCS, which was completed on May 20, 2010, (ii) Seanergy's acquisition of the remaining 49% ownership interest in MCS, which was completed on September 15, 2010 and was retrospectively recorded as of May 20, 2010 and (iii) Seanergy's acquisition of the remaining 50% ownership interest in BET, which was completed on October 22, 2010 and was retrospectively recorded as of May 20, 2010. The MCS acquisition was accounted for under the common control method of accounting and, accordingly, the net assets acquired have been recorded at their historical costs.

Basis of Accounting — The condensed consolidated statement of income has been prepared in accordance with U.S. GAAP.

The unaudited pro forma summary financial information is for illustrative purposes only. You should not rely on the unaudited pro forma condensed statement of income for December 31, 2010 as being indicative of the historical financial position and results of income that would have been achieved had the business combination been consummated as of January 1, 2010.

The unaudited pro forma condensed statement of income for the year ended December 31, 2010 has been derived from (i) the audited (historical) statement of income of Seanergy and its subsidiaries for the year ended December 31, 2010; and (ii) the unaudited statement of income of MCS for the period from January 1, 2010 to May 20, 2010 converted to U.S. GAAP from IFRS. In addition, for MCS there are certain adjustments made to the pro forma statement of income to reflect the disposals of eight vessels for the period from January 1, 2010 to May 20, 2010 that were not part of the acquisition by Seanergy.

While the acquisition of MCS was accounted for as a transaction under common control at historical cost by Seanergy, MCS was purchased by a major shareholder on May 1, 2010 and that acquisition was recorded at fair value.  The pro forma adjustments primarily relate to the allocation of the purchase price, including adjusting assets and liabilities to fair value with related changes in depreciation, amortization, interest and finance costs, and elimination of non-controlling interest.

Seanergy Maritime Holdings Corp. and subsidiaries
Unaudited Pro Forma Consolidated Statement of Income
For the period ended December 31, 2010 (In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Seanergy 2010 including MCS for the period from May 21, 2010 to December 31, 2010(G1)	MCS for the period from January 1, 2010 to May 20, 2010(G2)	Disposals of 8 vessels		Proforma including fair value adjustments		Consolidated Proforma Balances 2010
			Debit	Credit	Debit	Credit
Revenues:
Vessel revenue-related party	44,175										44,175
Vessel revenue, non-related party	54,777	26,692	5,571	(G7)							75,898
Commissions - related party	(1,546)										(1,546)
Commissions , non-related party	(1,550)	(844)			147	(G7)					(2,247)
Vessel revenue, net	95,856	25,848	5,571		147		0		0		116,280

Expenses:
Direct voyage expenses	(2,399)	(50)									(2,449)
Vessel operating expenses	(30,667)	(4,657)			2,008	(G7)					(33,316)
Voyage expenses - related party	(434)										(434)
Management fees	(316)	(360)									(676)
Management fees - related party	(2,328)										(2,328)
General and administration expenses	(7,606)	(1,415)			73	(G7)					(8,948)
General and administration expenses -related party	(697)										(697)
Depreciation	(29,328)	(5,409)			2,510	(G7)	253	(G3)			(32,480)
Amortization of deferred drydocking costs	(3,657)	(475)			158	(G7)			317	(G5)	(3,657)
Operating Income/(Loss)	18,424	13,482	5,571		4,896		253		317		31,295

Other expenses:
Interest and finance costs	(12,931)	(2,437)			511	(G7)	861	(G8)	124	(G4)	(15,594)
Interest income	358	3									361
Loss on interest rate swaps	(4,164)	(1,222)									(5,386)
Income Tax	(60)										(60)
Foreign currency exchange gains (losses), net	14	(13)									1
Net Income/(Loss)	1,641	9,813	5,571		5,407		1,114		441		10,617
Less: Net Loss Attributtable to the non-controlling interest	(1,509)								1,509	(G6)	-
Net Income/(Loss) attributable to Seanergy	132	9,813	5,571		5,407		1,114		1,950		10,617

Net Income per common share
Basic	$ 0.00	$0.10
Diluted	$ 0.00	$0.10

Weighted average common shares
Basic	87,916,947	107,048,062
Diluted	87,916,947	107,048,062

Explanation of adjustments

(G1):	Derived from the consolidated statement of income of Seanergy and subsidiaries for the period ended December 31, 2010.

(G2):	Derived from the MCS conversion from IFRS to US GAAP of the unaudited consolidated statement of operations for the period from January 1, 2010 to May 20, 2010.

(G3):	To adjust MCS depreciation expense based on the acquired value of the vessels as of the date of acquisition.

(G4):	To eliminate amortization of deferred financing costs due to purchase price adjustments.

(G5):	To eliminate amortization of dry-docking costs due to fair value adjustments.

(G6):	To eliminate 100% of non-controlling interest in BET.

(G7):	Reflects the operations of the eight disposed vessels during 2010 and prior to the acquisition.

(G8):	To adjust interest and finance costs for MCS, as if the increased margins on acquired loans were effective from January 1, 2010.

Basic:	December 31, 2010
Net income	$10,617

Weighted average of common shares outstanding — basic	107,048,062

Net income per common share-basic	$0.10
Diluted:
Net income	$10,617

Weighted average common shares outstanding	107,048,062
Effect of dilutive common stock equivalents	–
Ppro forma weighted average number of common shares outstanding — diluted	107,048,062

Net income per common share-diluted	$0.10

Thus, as of December 31, 2010, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

Underwriters purchase options - common shares	1,000,000
Underwriters purchase options - warrants	1,000,000
Private warrants	17,155,584
Public warrants	22,968,000
Total	42,123,584

Maritime Capital Shipping Limited
Unaudited Consolidated Statement of Income
Conversion From IFRS to US GAAP
For the period January 1, 2010 to May 20, 2010

	As Reported Under	Adjustments to Convert IFRS to US GAAP				As Presented Under
	IFRS	Debit		Credit		US GAAP

Revenues from vessels	29,616	2,924	(B1)	-		26,692
Commissions	(650)	194	(B1)	-		(844)
Vessel Revenue, net	28,966	3,118		-		25,848

Direct voyage expenses		60	(B4)	10	(B1)	(50)
Vessel operating expenses	(8,114)	11	(B2)	2,924	(B1)	(4,657)
		10	(B1)	194	(B1)
		-		360	(B1)
Management fees	-	360	(B1)	-		(360)
Administrative expenses	(1,528)	-		40	(B3)	(1,415)
				60	(B4)
				13	(B1)
Depreciation of assets	(5,409)	-				(5,409)
Amortization of deferred drydocking costs	(475)	-		-		(475)
Operating Income	13,440					13,482

Finance costs	(3,740)	-		1,222	(B1)	(2,437)
		-		81	(B1)
Finance income	3	-		-		3
Interest rate swap interest	-	1,222	(B1)	-		(1,222)
Other finance costs	81	81	(B1)	-		-
Foreign currency exchange losses	-	13	(B1)			(13)
Net Income	9,784	4,875		4,904		9,813

Income tax	237	237	(B5)	-		-
Net Income	10,021	5,112		4,904		9,813

Adjustments to Convert From IFRS to US GAAP (in thousands of U.S. dollars, unless otherwise noted):

(B1)	Reclassification to align with presentation of Seanergy's financial statements presentation.
(B2)	Represents additional operating expenses.
(B3)	To eliminate administrative expenses.
(B4)	To reclass administrative expenses.
(B5)	To eliminate tax expense related to eight vessels sold.